UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ULURU Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90403T209
(CUSIP Number)

Terrance K. Wallberg c/o ULURU Inc. 4452 Beltway Drive Addison, TX 75001 (214) 905-5145
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ X ]

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
IPMD GmbH
2.	Check the Appropriate Box if a Member of a Group
(a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	/ /
6.	Citizenship or Place of Organization	Austria
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	-0-
8.	Shared Voting Power	4,800,000
9.	Sole Dispositive Power	-0-
10.	Shared Dispositive Power	4,800,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,800,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	/ /
13.	Percent of Class Represented by Amount in Row (11)	26.10%
14.	Type of Reporting Person (See Instructions)	CO

CUSIP No. 90403T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Helmut Kerschbaumer
2.	Check the Appropriate Box if a Member of a Group
(a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	/ /
6.	Citizenship or Place of Organization	Austria
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	25,000
8.	Shared Voting Power	4,800,000
9.	Sole Dispositive Power	25,000
10.	Shared Dispositive Power	4,800,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,825,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	/ /
13.	Percent of Class Represented by Amount in Row (11)	26.20%
14.	Type of Reporting Person (See Instructions)	IN

.

CUSIP No. 90403T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Klaus Kuehne
2.	Check the Appropriate Box if a Member of a Group
(a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	/ /
6.	Citizenship or Place of Organization	Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	25,000
8.	Shared Voting Power	4,800,000
9.	Sole Dispositive Power	25,000
10.	Shared Dispositive Power	4,800,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,825,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	/ /
13.	Percent of Class Represented by Amount in Row (11)	26.20%
14.	Type of Reporting Person (See Instructions)	IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of ULURU Inc., a Nevada corporation (“ULURU”).

The address of the principal executive offices of ULURU is 4452 Beltway Drive, Addison, Texas 75001.

Item 2.	Identity and Background

(a)           This Schedule 13D is being jointly filed on behalf of (i) IPMD GmbH (“IPMD”), incorporated in Austria, (ii) Helmut Kerschbaumer, and (iii) Klaus Kuehne, pursuant to a joint filing agreement attached hereto as Ex. 99.1. IPMD, Mr. Kerschbaumer, and Mr. Kuehne are sometimes collectively referred to herein as the “Reporting Persons”.

(b)           The principal executive offices of IPMD are located at, and the principal business address of Messrs. Kerschbaumer and Kuehne is, Schreyvogelgasse 3/5, Vienna, Austria  1010AT.

(c)           The principal business of IPMD is investment and pharmaceutical product licensing and distribution.  The principal occupations of Mr. Kerschbaumer and Mr. Kuehne is to serve as directors of IPMD.

(d)(e)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           IPMD is incorporated in Austria.  Helmut Kerschbaumer is a citizen of Austria.  Klaus Kuehne is a citizen of Germany.

Item 3.	Source and Amount of Funds or Other Consideration

On December 21, 2012, ULURU entered into a Securities Purchase Agreement (the “Purchase Agreement”) with IPMD relating to an equity investment of $2,000,000 by IPMD for 5,000,000 shares of our Common Stock, par value $0.001 per share (the “Shares”) and warrants to purchase up to 3,000,000 shares of our Common Stock (the “Warrants”).  Under the Purchase Agreement, the purchase and sale of the Shares and Warrants is required to take place at four closings over approximately twelve months.  The first three closing have occurred, with 1,000,000 Shares being purchased for $400,000 on January 3, 2013, 1,250,000 Shares being purchased for $500,000 on May 7, 2013, and 750,000 Shares being purchased for $300,000 on September 6, 2013.  The last closing of 2,000,000 Shares for $800,000 is scheduled to occur on or before January 3, 2014.

The Warrants have a fixed exercise price of $0.60 per share, become exercisable in tranches on each of the four funding dates, and expire on the one-year anniversary of the initial closing.  The Warrants have vested with respect to 1,800,000 shares of Common Stock and, provided that IPMD complies with its obligation to purchase additional shares of Common Stock at the last closing, will vest with respect to 1,200,000 shares of Common Stock on or before January 3, 2014 assuming the closing scheduled on such date occurs.

The source of funds used by IPMD to acquire purchase 3,000,000 shares of Common Stock and, to cause the Warrant to vest with respect to 1,800,000 shares of Common Stock, was $1,200,000 of working capital.

Pursuant to a covenant in the Purchase Agreement, Mr. Kerschbaumer and Mr. Kuehne were appointed as, and currently serve as, directors of ULURU.

Item 4.	Purpose of Transaction

The purpose of the Shares is for investment purposes and to provide funding to ULURU, which manufactures products distributed by an affiliate of IPMD under a license from ULURU.

None of the Reporting Persons has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that, as described in Item 3 above and incorporated herein, IPMD has agreed to purchase 2,000,000 shares of common stock for $800,000 at a closing scheduled on or before January 3, 2014, at which point the existing warrants held by IPMD will vest with respect to 1,200,000 additional shares.

Item 5.	Interest in Securities of the Issuer

(a)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  Messrs. Kerschbaumer and Kuehne may be deemed to each have beneficial ownership of, in the aggregate, 4,825,000 shares of Common Stock, representing approximately 26.20% of the outstanding Common Stock, based on 16,593,883 shares of Common Stock outstanding as of September 10, 2013.  IPMD GmbH may be deemed to have beneficial ownership of, in the aggregate, 4,800,000 shares of Common Stock, representing approximately 26.10% of the outstanding Common Stock, based on 16,593,883 shares of Common Stock outstanding as of September 10, 2013.

(b)           The Reporting Persons have the shared power to vote or to direct the vote or dispose or direct the disposition of 4,800,000 shares of Common Stock.

(c)           Messrs. Kerschbaumer and Kuehne each have the sole power to vote or to direct the vote or dispose or direct the disposition of 25,000 shares of Common Stock.  On March 20, 2013, Messrs. Kerschbaumer and Kuehne were each granted a stock option for their services as a director of ULURU to each purchase up to an aggregate of 100,000 shares of Common Stock, subject to certain vesting requirements.  On September 20, 2013, such stock options will vest with respect to 25,000 shares of Common Stock and no additional shares of Common Stock will vest within 60 days of the filing of this report. Except as disclosed in this Item 5(c) and reported on this Form 13D, none of the persons named in Item 2 above has effected any transactions in Common Stock during the past sixty days.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

IPMD is the owner of 3,000,000 shares of Common Stock and a Warrant that has vested with respect to 1,800,000 shares of Common Stock.  Messrs. Kerschbaumer and Kuehne are directors of IPMD.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement dated as May 16, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 10, 2013	IPMD GmbH
BY: /s/ Helmut Kerschbaumer
Name: Helmut Kerschbaumer
Its: Director

Dated:	September 10, 2013	Helmut Kerschbaumer
BY: /s/ Helmut Kerschbaumer

Dated:	September 10, 2013	Klaus Kuehne
BY: /s/ Klaus Kuehne

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of ULURU Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on the date(s) written below.

Dated:	September 10, 2013	IPMD GmbH
BY: /s/ Helmut Kerschbaumer
Name: Helmut Kerschbaumer
Its: Director

Dated:	September 10, 2013	Helmut Kerschbaumer
BY: /s/ Helmut Kerschbaumer

Dated:	September 10, 2013	Klaus Kuehne
BY: /s/ Klaus Kuehne